SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

     RYANAIR RAISES ITS GROWTH PLANS FROM 100M TO 110M PAX BY MAR 2019

PLANS TO RETURN €1BN TO SHAREHOLDERS OVER NEXT 2 YEARS

At an investor conference in London today (June 20th) Ryanair, Europe's only ultra low cost carrier (ULCC) will brief analysts and major shareholders on its revised plans in two important matters as follows:

1. In response to increased demand (and lower costs) from both existing and new airport partners across Europe, Ryanair intends to step up its growth rate from 5% to 7% p.a. over the coming years and will therefore target to carry 110m passengers by FY March 2019 instead of the previous 100m target.

2. Ryanair detailed plans to return up to €1bn to shareholders over the next two years with at least €400m in share buybacks to be completed during the current year to FY Mar 2014 and up to a further €600m in either special dividends or share buybacks targeted in FY March 2015 subject to current fuel, yields and profitability trends continuing.

A further investor day is scheduled for New York next Tuesday (25th June) where North American analysts and investors will be briefed on these increased growth and shareholder return plans.

Ends.

For further information       Howard Millar                               Joe Carmody
please contact:                    Ryanair Holdings plc.                   Edelman
www.ryanair.com                Tel: 353-1-8121212                    Tel: 353-1-6789333

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.  It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy.  Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, weather related disruptions, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.

Ryanair is Europe's only ultra-low cost carrier (ULCC), operating more than 1,600 daily flights (over 500,000 per year) from 57 bases, across 1,600 low fare routes, connecting 180 destinations in 29 countries and operating a fleet of 303 new Boeing 737-800 aircraft. Ryanair has recently announced firm orders for a further 175 new Boeing aircraft, which will be delivered between 2014 and 2018. Ryanair currently has a team of more than 9,000 highly skilled professionals, will carry over 81.5 million passengers this year and has an outstanding 29-year safety record.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 20 June, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary